UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number 001-33167-738

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Media Release dated October 19, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ G. A. (Drew) Fitch
Name:	G. A. (Drew) Fitch
Title:	Vice President, Finance and Chief Financial Officer

Date: December 10, 2010

SMART Introduces New Class of Interactive Whiteboard

Feature-Rich SMART Board™ 800 Series Interactive Whiteboard Enables True Student Collaboration

CALGARY, Alberta, Oct. 19, 2010 (GLOBE NEWSWIRE) — SMART Technologies (Nasdaq:SMT) (TSX:SMA) announces the SMART Board 800 series interactive whiteboard, a next-generation series that will provide the most natural and intuitive user experience yet on a SMART Board interactive whiteboard. The new 800 series extends the company’s leading interactive whiteboard product line to offer true student collaboration. The SMART Board 800 series interactive whiteboard supports multiuser writing and common multitouch gestures currently recognized in Microsoft® Windows® 7 and Mac Snow Leopard®. SMART Notebook™ collaborative learning software will support certain features, such as freestyle interactions, touch gestures and full object awareness upon the release of SMART Notebook 10.7 software—expected by March 2011—which will allow SMART Board 800 series users to take full advantage of gestures within SMART Notebook lesson activities. Using SMART Notebook 10.7 software will enable freestyle interaction, where two students can work together on the same interactive lesson activity and perform different tasks simultaneously—such as writing with digital ink and manipulating digital objects—anywhere on the interactive whiteboard surface. Multitouch SMART Notebook lesson activities, specifically-designed for use on the SMART Board 800 series and available through the SMART Exchange™ website (exchange.smarttech.com), enable enhanced collaboration, giving more students hands-on time at the interactive whiteboard. The 800 series—which includes the models 880 and 880i, and the widescreen 885, 885i and 885ix models—will begin shipping in North America on November 29, 2010 and globally on January 30, 2011.

SMART’s own DViT&trade (Digital Vision Touch) technology enables many of the features offered by the SMART Board 800 series interactive whiteboard. DViT technology uses proprietary digital cameras and sophisticated software to recognize a finger touch, stylus, pointer or other object input on the interactive whiteboard surface. The digital cameras are positioned in each corner of the interactive whiteboard frame, and communicate input information back to a digital signal processor to determine the exact point of contact. The SMART Board 800 series interactive whiteboard is the first touch-enabled front-projection interactive whiteboard to utilize DViT technology. The 800 series interactive whiteboard is part of SMART’s broad range of education solutions that includes the SMART Document Camera™, SMART Notebook Math Tools software, SMART Response™ interactive response system and more. The SMART Board 600 series interactive whiteboard—the most popular interactive whiteboard in the world—will also continue to be available globally. Additional information on the SMART Board 800 series interactive whiteboard can be found at smarttech.com/SMARTBoard885ix.

“Using the new SMART Board in our classrooms has made the teaching and learning experience much more engaging and interactive,” says Clark Peters, Principal of Penhold School in Penhold, Alberta, Canada. “The new interactive whiteboards are so intuitive, more teachers and students are using them more often—teachers love the intuitive nature, the writing surface, and the seamless experience, while students are truly collaborating in their learning, which is very exciting.”

“As educators around the world continue to make interactive technology solutions a part of their daily teaching and learning, they require easy-to-use tools that enhance the learning experience,” says Nancy Knowlton, SMART’s CEO. “The innovative and intuitive features of the SMART Board 800 series interactive whiteboard will help teachers make effective use of class time, engage in meaningful collaboration and motivate all types of learners.”

Features

Multitouch experience—Enables two users to interact with the interactive whiteboard simultaneously with no special tools or multitouch mode selection required

Freestyle interaction*—Enables two users to work together, performing different tasks, anywhere on the interactive whiteboard surface

SMART ink—Ink-smoothing algorithms make handwritten annotations look smoother and more refined

Touch gestures*—Accepts common multitouch gestures currently recognized in Microsoft Windows 7 and Mac Snow Leopard, including one- and two-finger gestures, such as pinching, zooming and tossing. Gestures will be available for use in SMART Notebook lesson activities after the release of SMART Notebook 10.7 software

Object awareness—Distinguishes between a finger, pen or other object to recognize what action the user is taking

Multiuser Pen Tray—Enables two users to pick up and use a pen tool and begin writing. Easy-to-use buttons on the Pen Tray make switching ink color, right-mouse clicks and accessing the on-screen keyboard effortless

Durable surface—Surface is optimized for projection, producing no hot spots, and is compatible with dry-erase markers

Modular design—Pen Tray enables the quick and easy integration of accessories, such as the extended control panel

Locking pen mode—Locks the SMART Board interactive whiteboard in pen mode so students can write, draw and make annotations with a finger, pen tool or other object

Warranty—Includes two-year standard warranty and five-year warranty with product registration

SMART product integration—Seamless integration with the full range of SMART hardware and software products, including SMART Notebook software version 10.6 or later. Full gesture recognition and multiuser functionality is available using SMART Notebook 10.7 software, expected by March 2011.

* Feature will be supported in SMART Notebook 10.7 collaborative learning software upon release, expected by March 2011.

Pricing and availability

The SMART Board 800 series interactive whiteboard will be available in North America on November 29, 2010, and globally on January 30, 2011. The suggested education list price in the United States for the standard SMART Board 880 interactive whiteboard is US$1,999 and US$3,899 for the 880i interactive whiteboard system. The suggested education list price in the United States for the widescreen 885 model is US$2,419. The suggested education list price in the United States for the widescreen 885i interactive whiteboard system is US$4,399 and US$4,899 for the widescreen 885ix interactive whiteboard system. Prices outside the United States vary by country and may include applicable taxes, duties and import costs. Information on suggested education list price is available from local authorized SMART resellers. For purchasing information, specifications and a list of authorized SMART resellers, visit smarttech.com.

Video

Explore the many features of the SMART Board 800 series interactive whiteboard in this video.

Image

Download an image of the SMART Board 800 series interactive whiteboard.

About SMART

SMART Technologies, the global leader in interactive whiteboards, develops easy-to-use integrated products and services that improve the way the world work and learns. For more than 20 years, innovation and commitment to excellence have been at the core of our business. We help educators achieve better results with technology products that support student-centered learning. We help businesses become more productive with easy-to-use collaboration solutions that enable better results. Our success is driven by our deep commitment to and engagement with both the education and business communities.

The SMART Technologies logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7573

Reader’s advisory

Certain information contained in this press release, including the anticipated North American and global shipping dates, future release date of SMART Notebook 10.7 software and the support of the freestyle interaction, touch gestures and full object awareness features in SMART Notebook 10.7 software, constitutes forward-looking information or statements. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

© 2010 SMART Technologies. SMART Board, SMART Notebook, SMART Exchange, SMART Document Camera, SMART Response, and the SMART logo are trademarks or registered trademarks of SMART Technologies ULC in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

Please note that SMART is written in all capital letters.

CONTACT:	SMART Technologies
Laurie Long, Senior Public Relations Specialist
+1.403.407.5085
LaurieLong@smarttech.com
smarttech.com

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